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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING __01/01/2006__ AND ENDING 12/31/2006

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Abou Kinane Ali

NAME OF BROKER-DEALER: Keenan Securities : *DBA*

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5959 W. Century Blvd., Suite 566

(No. and Street)

Los Angeles,   California   90045

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rex Pascual   (760) 778-6080

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606, Tarzana,   California   91356

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 9 2007

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Rex Pascual _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Keenan Securities _____

of _____ December 31 _____, 20__06__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ NONE _____

DAVE BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Rex Pascual

Signature

Director of Brokerage
Title Operations

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEENAN SECURITIES

Table of Contents



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Keenan Securities
Los Angeles, California

I have audited the accompanying statement of financial condition of Keenan Securities as of December 31, 2006 and the related statements of income, changes in proprietor's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keenan Securities as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2007

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KEENAN SECURITIES

Statement of Financial Condition
December 31, 2006

ASSETS

	$5,570
Cash	20,310
Deposit wih clearing firm	517
Accounts receivable	
Total assets	$26,397

LIABILITIES AND PROPRIETOR'S CAPITAL

LIABILITIES:

Accounts payable	5,850
Total liabilities	$5,850

PROPRIETOR'S CAPITAL:

Proprietor's capital	20,547
Total liabilities and proprietor's capital	$26,397

The accompanying notes are an integral part of these financial statements

KEENAN SECURITIES

Statement of Income
For the year ended December 31, 2006

REVENUES:

Commission income	$30.871
Other income	1.718
Total income	32.589

EXPENSES:

Clearing charges	6,823
Office expense	21,920
Professional fees	15,601
Travel	9,453
Other expenses	29,023
Total expenses	82,820
NET LOSS	($50,231)

KEENAN SECURITIES

Statement of Changes in Proprietor's Capital
For the year ended December 31, 2006

	Proprietor's capital	Net loss	Total Proprietor's Capital
Beginning balance January 1. 2006	15,147		15,147
Capital Contibutions	55,631		55,631
Net loss		(50,231)	(50,231)
Ending balance December 31, 2006	$70,778	($50,231)	$20,547

The accompanying notes are an integral part of these financial statements.

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KEENAN SECURITIES

Statement of Cash Flows
For the year ended December 31. 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	S (50.231)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Deposit with clearing firm	(5.239)
Accounts receivable	(517)
Increase (decrease) in:	
Accounts payable	3.850
Total adjustments	(1,906)
Net cash used in operating actitivies	(52.137)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contibutions	55,631
Net cash provided by financing activities	55,631
Increase in cash	2,076
Cash - beginning of period	3,494
Cash - end of period	$5,570

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements.

KEENAN SECURITIES

Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Keenan Securities (the "Company") a sole proprietorship was formed May 31, 2005 under the laws of the State of California received its independent broker dealer registration. The Company is currently registered in one (1) state as well as with the National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC).

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt government securities and equities. Trades are cleared on a fully disclosed basis through a clearing agreement with Penson Financial Services, Inc.

Summary of significant accounting policies:

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The Company is a sole proprietorship under the federal and state tax laws and is taxed on their individual income tax returns.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the state of California.

KEENAN SECURITIES

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2006 the company's net capital of $20,547 exceeded the minimum net capital requirement by $15,547; and the Company's ratio of aggregate indebtedness ($5,850) to net capital was 0.28 to 1, which is less than 15:1 ceiling for a broker dealer.

KEENAN SECURITIES

Statement of Net Capital
Schedule I
December 31, 2006

	Focus 12/2006	Audit 12/2006	Change
Proprietor's Capital.December 31, 2006	$21,757	$20,547	$1,210
Subtract - Non allowable assets:			
Tentative net capital	21,757	20,547	1,210
Haircuts:	0	0	
NET CAPITAL	21,757	20,547	1,210
Minimum net capital	(5,000)	(5,000)	
Excess net capital	16,757	15,547	1,210
Aggregate indebtedness	0	5,850	(5,850)
Ratio of aggregate indebtedness to net capital	0.00%	0.28%	

The differences were caused by
year end adjustments

The accompanying notes are an integral part of these financial statements.

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Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3 (k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

Board of Directors
Keenan Securities
Los Angeles, California

In planning and performing my audit of the financial statements of Keenan Securities for the year ended December 31, 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Keenan Securities including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2007

END   12